# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPI COMPOSITES, INC, CIK 0001455684
CUSIP: 87266J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9200 E. Pima Center Parkway, Suite 250, Scottsdale, Arizona (AZ), 85258
Date of event which requires filing of this statement: 10/06/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002054215

## Reporting persons
- Dere Construction Taahhut A.S.: type of reporting person: corporation (CO); citizenship or place of organization: Turkey (W8); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: *On September 15, 2023, Dere Construction transferred 1,227,708 shares of Common Stock to
  Mr. Turan.
- ZEKI BORA TURAN: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); member of a group; sole voting power 4,440,265; shared voting power 0; sole dispositive power 4,440,265; shared dispositive power 0; aggregate amount beneficially owned 4,440,265 (10.4% of the class)
  Comment: * Percentage based upon 42,571,228 shares of the Company's common stock outstanding as of October 31, 2023, according to the Company's Quarterly Report on Form 10-Q filed on November 2, 2023. Represents shares held as of December 3, 2023. See Item 2 below.
- EMRE BIRHEKIMOGLU: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); member of a group; sole voting power 26,375; shared voting power 0; sole dispositive power 26,375; shared dispositive power 0; aggregate amount beneficially owned 26,375 (0.1% of the class)
  Comment: * Percentage based upon 42,571,228 shares of the Company's common stock outstanding as of October 31, 2023, according to the Company's Quarterly Report on Form 10-Q filed on November 2, 2023. Represents shares held as of December 3, 2023. See Item 2 below.

## Item 1. Issuer
Name of issuer: TPI COMPOSITES, INC
Address of issuer's principal executive offices: 9200 E. Pima Center Parkway, Suite 250, Scottsdale, Arizona, 85258

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Dere Construction Taahhut A.S. ("Dere Construction"), Zeki Bora Turan and Emre Birhekimoglu (collectively, the "Reporting Persons"). Unless otherwise noted, this Schedule 13G reflects the Reporting Persons' ownership of Common Stock as of December 3, 2023. This Schedule 13G represents cumulative information that would have otherwise been required to reported on separate Schedule 13G amendments. As of October 6, 2023, the Reporting Persons beneficially owned, in the aggregate, 2,381,335 shares of Common Stock, representing approximately 5.59% of the outstanding Common Stock, based upon 42,568,887 shares of the Company's common stock outstanding as of July 31, 2023, according to the Company's Quarterly Report on Form 10-Q filed on August 3, 2023. As of October 30, 2023, the Reporting Persons beneficially owned, in the aggregate, 4,440,265 shares of Common Stock, representing 10.41% of the outstanding Common Stock, based upon 42,568,887 shares of the Company's common stock outstanding as of July 31, 2023, according to the Company's Quarterly Report on Form 10-Q filed on August 3, 2023. The Reporting Persons' ownership of Common Stock subsequent to December 3, 2023 will be reported in a Schedule 13D, which will represent an amendment to this Schedule 13G. On September 15, 2023, Dere Construction transferred its 1,227,708 shares of Common Stock to Mr. Turan.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is Akdeniz Mah, Cumhuriyet Bulvari, Bulvar Is Hani 109/27, 35210 Konak, Izmir Turkey.
Citizenship: Dere Construction is a joint-stock company organized under the laws of Turkey. Mr. Turan and Mr. Birhekimoglu are citizens of Turkey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own 4,466,640 shares of Common Stock.
Percent of class: The number of shares of Common Stock beneficially owned by the Reporting Persons represent 10.49% of the Issuer's outstanding Common Stock, based upon 42,571,228 shares of the Company's common stock outstanding as of October 31, 2023, according to the Company's Quarterly Report on Form 10-Q filed on November 2, 2023.
Sole power to vote or to direct the vote: Mr. Turan has sole power to vote or direct the vote of the 4,440,265 shares of Common Stock he beneficially owns. Mr. Birhekimoglu has sole power to vote or direct the vote of the 26,375 shares of Common Stock he beneficially owns.
Shared power to vote or to direct the vote: None of the Reporting Persons have shared power to vote or to direct the vote of the shares of Common Stock they beneficially own.
Sole power to dispose or to direct the disposition: Mr. Turan has sole power to dispose or direct the disposition of the 4,440,265 shares of Common Stock he beneficially owns. Mr. Birhekimoglu has sole power to dispose or direct the disposition of the 26,375 shares of Common Stock he beneficially owns.
Shared power to dispose or to direct the disposition: None of the Reporting Persons have shared power to dispose or direct the disposition of the shares of Common Stock they beneficially own.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated February 12, 2025, among the Reporting Persons.

## Signatures
- Dere Construction Taahhut A.S.: /s/ Zeki Bora Turan, Zeki Bora Turan/Chairman of the Board (02/12/2025)
- ZEKI BORA TURAN: /s/ Zeki Bora Turan, Zeki Bora Turan, Individually (02/12/2025)
- EMRE BIRHEKIMOGLU: /s/ Emre Birhekimoglu, Emre Birhekimoglu, Individually (02/12/2025)